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            January 10, 2024

       Mark Stolper
       Chief Financial Officer
       RadNet, Inc.
       1510 Cotner Avenue
       Los Angeles, CA 90025

       RadNet, Inc.

                                                        Re: RadNet, Inc.
                                                            Form 10-K filed
March 1, 2023
                                                            File No. 1-33307

       Dear Mark Stolper:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




            Sincerely,


            Division of Corporation Finance

            Office of Industrial Applications and

            Services